Dear Fellow Shareholders,

Pacific Rim Mining Corp.’s second fiscal quarter of 2007 saw the Company’s return to exploration drilling on the El Dorado program and the resulting discovery of a number of new gold zones proximal to the resources and reserves currently established in the Minita – South Minita area. The Company has adopted a two-pronged approach to advancing the El Dorado project: development of the resources and reserves currently in hand concurrent with exploration aimed at the discovery of additional zones of gold mineralization. The Company’s return to exploration drilling following completion of the South Minita delineation drill program during Q1 2007 provides an opportunity to test the multitude of high quality targets within the large El Dorado epithermal vein system.

During Q2 2007 the Company’s exploration drilling focused on the area in and around the Minita and South Minita deposits and resulted in the discovery of three new zones of gold mineralization: Deep Minita, Los Jobos and Balsamo. The Deep Minita zone comprises gold mineralization in the main Minita vein structure at depth between the Minita and South Minita deposits. The relevance of this discovery is its location between the two deposits being considered in the Company’s feasibility study currently in progress. The newly discovered Los Jobos zone occurs in the N-NE striking Los Jobos vein, which splays off the main Minita structure and is located roughly 800 meters north of the Minita deposit. The Los Jobos zone comprises high grade gold in both surface samples and drill core, has been traced over a strike length of roughly 250 meters and remains open for further expansion. The Balsamo zone was discovered subsequent to the end of Q2 2007. This new gold zone is of particular interest for several reasons. Firstly, it is located in a new structure parallel to the prolific Minita vein, and may represent a new gold-bearing structure with the potential for one or more deposits similar to those that occur in the Minita structure. Secondly, intersections of the Balsamo vein encountered to date contain relatively high gold grades over wide vein widths.

Subsequent to the end of the quarter, Pacific Rim received notice from the El Salvador government that its application for a drilling permit for its south El Dorado claims was approved. The Company has defined a number of high quality targets in the south El Dorado area, including the extension of the Minita vein system, the Nance Dulce target, and the Hacienda and Gallardo vein structures, which it intends to drill test as soon as possible.

Pacific Rim’s exploration efforts also extended outside of the El Dorado project during and subsequent to Q2 2007. In September 2006, the Company announced the acquisition of the Cerro Colorado claims from the same property vendor from which the Company acquired the Zamora claims. The Cerro Colorado claims were acquired after the Company’s grassroots mapping and sampling efforts associated with the Zamora project indicated that the epithermal system covered by the Zamora claims is much larger than originally estimated.

During Q2 2007 Pacific Rim successfully concluded negotiations to acquire the surface rights over key parts of the Santa Rita gold project, and upgraded and constructed access roads. Subsequent to the end of the quarter, a Phase 1 drill program commenced at Santa Rita to test the Trinidad vein, where very high gold grades was discovered at surface by the Company in 2005. This program was put on hold in December in order to diffuse a series of localized protests to the Company’s activities there that had been escalating. The Company is actively pursuing a negotiated, peaceful resolution to this situation so that the Santa Rita drill program can resume in a timely manner.

During the remainder of fiscal 2007 Pacific Rim intends to continue to focus on demonstrating the exploration upside at the El Dorado project in El Salvador, conclude and publish the El Dorado feasibility study that is currently underway, and resume the drill program at Santa Rita. At El Dorado, drilling will concentrate on the Minita – South Minita area, particularly on the Los Jobos and Balsamo discoveries, and will expand to include the Minita structure extension, Nance Dulce, Hacienda and Gallardo targets in the south El Dorado district now that the Company has received its drilling permit for the south El Dorado claims.

On behalf of the board of directors,

“Thomas Shrake”	“Catherine McLeod-Seltzer”
Thomas C. Shrake	Catherine McLeod-Seltzer
President and CEO	Chairman

December 15, 2006
Vancouver, BC